SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

NUVEI CORPORATION
(Name of Issuer)

Subordinate Voting Shares, no par value
(Title of Class of Securities)

67079A102
(CUSIP Number)

Novacap Management Inc. 3400 rue de l’Éclipse, Suite 700 Brossard, Québec, J4Z 0P3, Canada Attention:Chief Legal Officer (450) 651-5000	Caisse de dépôt et placement du Québec 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3 Attention: Soulef Hadjoudj (514) 847-5998	Philip Fayer 900-1100 René-Lévesque Boulevard West Montreal, Québec H3B 4N4 (310) 654-4212	Whiskey Papa Fox Inc. 345 Victoria Avenue, Suite 510 Westmount Québec H3Z 2N1 Attention: Philip Fayer (310) 654-4212

With a copy to: Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019-6099 Attention: Russell Leaf, Esq. Jared Fertman, Esq. (212) 728-8000	With a copy to: Mayer Brown LLP 1221 6th Ave New York, NY 10020 Attention: Anna Pinedo Esq. Jerry Marlatt, Esq. (212) 506-2500	With a copy to: Osler, Hoskin & Harcourt LLP 20-1325 Avenue of the Americas New York, NY 10019 Attention: Raphael Amram Esq. / Rob Lando Esq. (212) 991-2504	With a copy to: Osler, Hoskin & Harcourt LLP 20-1325 Avenue of the Americas New York, NY 10019 Attention: Raphael Amram Esq. / Rob Lando Esq. (212) 991-2504

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 1, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 67079A102	SCHEDULE 13D	Page 1 of 20

1.	NAME OF REPORTING PERSON: NOVACAP MANAGEMENT INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 30,555,132[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 30,555,132
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,555,132
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%[2]
14.	TYPE OF REPORTING PERSON CO

1 Represents 30,555,132 Multiple Voting Shares (as defined below) which are currently convertible into an equal number of Subordinate Voting Shares (as defined below). Does not include Shares (as defined below) that the Reporting Person disclaims beneficial ownership pursuant to Rule 13d-4. See the Introductory Note and Item 5 below.

2 Based on 63,617,374 Subordinate Voting Shares outstanding as of close of business on March 31, 2024 and assumes conversion of all outstanding Multiple Voting Shares into Subordinate Voting Shares. See Item 5 below.

CUSIP No. 67079A102	SCHEDULE 13D	Page 2 of 20

1.	NAME OF REPORTING PERSON: Caisse de dépôt et placement du Québec
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,652,159[3]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,652,159
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,652,159
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%[4]
14.	TYPE OF REPORTING PERSON OO

3 Represents 17,652,159 Multiple Voting Shares which are currently convertible into an equal number of Subordinate Voting Shares. Does not include Shares (as defined below) that the Reporting Person disclaims beneficial ownership pursuant to Rule 13d-4. See the Introductory Note and Item 5 below.

4 Based on 63,617,374 Subordinate Voting Shares outstanding as of close of business on March 31, 2024 and assumes conversion of all outstanding Multiple Voting Shares into Subordinate Voting Shares. See Item 5 below.

CUSIP No. 67079A102	SCHEDULE 13D	Page 3 of 20

1.	NAME OF REPORTING PERSON: Whiskey Papa Fox Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,857,328[5]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 27,857,328
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,857,328
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%[6]
14.	TYPE OF REPORTING PERSON CO

5 Represents 27,857,328 Multiple Voting Shares which are currently convertible into an equal number of Subordinate Voting Shares. Does not include Shares (as defined below) that the Reporting Person disclaims beneficial ownership pursuant to Rule 13d-4. See the Introductory Note and Item 5 below.

6 Based on 63,617,374 Subordinate Voting Shares outstanding as of close of business on March 31, 2024 and assumes conversion of all outstanding Multiple Voting Shares into Subordinate Voting Shares. See Item 5 below.

CUSIP No. 67079A102	SCHEDULE 13D	Page 4 of 20

1.	NAME OF REPORTING PERSON: Philip Fayer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 28,231,319[7]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 28,231,319
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,231,319
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%[8]
14.	TYPE OF REPORTING PERSON IN

7 Represents 27,857,328 Multiple Voting Shares held by Whiskey Papa Fox Inc. and beneficially owned by Philip Fayer which are currently convertible into an equal number of Subordinate Voting Shares, 124,986 Subordinate Voting Shares held by Philip Fayer, 110,069 restricted stock units of the Issuer granted to Philip Fayer that vested and were converted into Subordinate Voting Shares and 138,936 Subordinate Voting Shares that Philip Fayer has the right to acquire within 60 days after March 31, 2024 upon the exercise of stock options held by Philip Fayer. Does not include Shares (as defined below) that the Reporting Person disclaims beneficial ownership pursuant to Rule 13d-4. See the Introductory Note and Item 5 below.

8 Based on 63,617,374 Subordinate Voting Shares outstanding as of close of business on March 31, 2024 and assumes conversion of all outstanding Multiple Voting Shares into Subordinate Voting Shares. See Item 5 below.

CUSIP No. 67079A102	SCHEDULE 13D	Page 5 of 20

INTRODUCTORY NOTE

This statement on Schedule 13D (the “Schedule 13D”) is being filed jointly by Novacap Management Inc. (“Novacap”), Caisse de dépôt et placement du Québec (“CDPQ”), Whiskey Papa Fox Inc. (“WPFI”) and Philip Fayer (“Mr. Fayer”) (together the “Reporting Persons” and each a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“SEC”) under Section 13 of the Exchange Act (as defined below), which filing constitutes the initial statement on Schedule 13D and is being filed by the Reporting Persons to the extent they may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of the matters described in Item 4 below.

Each of the Reporting Persons expressly disclaims the formation of a “group” for purposes of Section 13(d)(3) of the Exchange Act and also expressly disclaims beneficial ownership of any Multiple Voting Shares or Subordinate Voting Shares of any person other than its respective affiliates. The filing of this Schedule 13D shall not be construed as an admission that a Reporting Person has formed any such “group” or beneficially owns those securities held by any other Reporting Person.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

ITEM 1.	SECURITIES AND ISSUER

This Schedule 13D relates to the subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”) of Nuvei Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1100 René-Lévesque Boulevard West, Suite 900, Montreal, Québec, Canada H3B 4N4.

ITEM 2.	IDENTITY AND BACKGROUND

(a)-(c)

The Reporting Persons consist of:

Novacap is a company incorporated under the laws of Canada. The principal business address of Novacap is 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada. The principal business of Novacap is to act, directly or indirectly, as the investment manager or general partner (or in a similar capacity) of investment funds that make private equity and related investments. Novacap is the general partner of each of the Novacap Funds (as hereinafter defined), which are the direct or indirect owners of the Multiple Voting Shares (and Subordinate Voting Shares issuable upon conversion thereof) reported herein and, as such, has sole voting power over all of the Multiple Voting Shares (and Subordinate Voting Shares issuable upon conversion thereof) held directly or indirectly by the Novacap Funds. The name, residence or business address and principal occupation or employment of each director and executive officer of Novacap and each director and executive officer of the controlling person of Novacap are available in Schedule A to this Schedule 13D.

CDPQ is a legal person without share capital created by a special act of the Legislature of the Province of Québec. The address of CDPQ is 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3. The principal business of CDPQ is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province of Québec. On October 28, 2021, CDP Investissements Inc. (“CDPI” and together with CDPQ, the “CDPQ Group”), a corporation incorporated under the laws of the Province of Quebec and a wholly owned subsidiary of CDPQ, transferred 17,652,159 Multiple Voting Shares to CDPQ, which represented all Shares owned by CDPI. As such, CDPQ is the direct owner of the Multiple Voting Shares (and Subordinate Voting Shares issuable upon conversion thereof) reported herein and, as such, has sole voting power over all of the Multiple Voting Shares held by CDPQ. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of CDPQ are available in Schedule B to this Schedule 13D.

WPFI is a company incorporated under the laws of Canada. The principal business address of WPFI is 345 Victoria Avenue, Suite 510 Westmount, Québec H3Z 2N1. WPFI is a holding company controlled by Mr. Fayer, who is the direct or indirect owner of the Multiple Voting Shares (and Subordinate Voting Shares issuable

CUSIP No. 67079A102	SCHEDULE 13D	Page 6 of 20

upon conversion thereof) reported herein and, as such, has sole voting power over all of the Multiple Voting Shares (and Subordinate Voting Shares issuable upon conversion thereof) held directly or indirectly by WPFI. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person of WPFI are available in Schedule C to this Schedule 13D.

Philip Fayer is a natural person whose principal business office is located at 1100 René-Lévesque Boulevard West, Suite 900 Montreal, Quebec H3B 4N4. Mr. Fayer controls WPFI and, as such, has sole voting power over all of the Multiple Voting Shares (and Subordinate Voting Shares issuable upon conversion thereof) held directly or indirectly by himself and by WPFI.

(d)

During the last five years, neither Novacap nor, to the knowledge of Novacap, any person listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither CDPQ nor, to the knowledge of CDPQ, any person listed on Schedule B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither WPFI and Mr. Fayer nor, to the knowledge of WPFI and Mr. Fayer, any person listed on Schedule C hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, neither Novacap nor, to the knowledge of Novacap, any person listed on Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, neither CDPQ nor, to the knowledge of CDPQ, any person listed on Schedule B hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, neither WPFI and Mr. Fayer nor, to the knowledge of WPFI and Mr. Fayer, any person listed on Schedule C hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The citizenship of the natural persons who are executive officers or directors of Novacap or executive officers or directors of the controlling person of Novacap is set forth in Schedule A.

The citizenship of the natural persons who are officers, directors or controlling persons of CDPQ is set forth in Schedule B.

CUSIP No. 67079A102	SCHEDULE 13D	Page 7 of 20

The citizenship of the natural persons who are officers, directors or controlling persons of WPFI and Mr. Fayer is set forth in Schedule C.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Items 4 and 5 of this Schedule 13D is incorporated herein by reference.

This Schedule 13D is being filed by the Reporting Persons because, under the facts and circumstances described in Items 4 and 5 of this Schedule 13D, the Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Each Reporting Person which may be deemed to be a member of the newly formed group acquired all of the Shares reported herein in the past in the ordinary course of its business for its own investment purposes. Each such acquisition was made independently and without any agreement, arrangement or understanding among the Reporting Persons. This filing is not being made as a result of any particular acquisition or dispositions of Shares by the Reporting Persons. Consequently, no further information is provided in response to this Item 3, as all prior acquisitions are not material to the formation or activities of the group that may be deemed to have been formed as a result of the information set forth in Items 4 and 5 of this Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Except for the Subordinate Voting Shares acquired by Mr. Fayer upon the exercise of stock options or settlement of stock units granted to him from time to time, the Reporting Persons acquired their entire ownership position in the Issuer prior to its public listing on the Nasdaq Global Select Market in October 2021. In connection with such public listing, on October 4, 2021, the Reporting Persons entered into an amended and restated investor rights agreement with the Issuer and the other parties named therein (as amended, the “Investor Rights Agreement”). Pursuant to the terms of the Investor Rights Agreement, (a) (i) the Novacap Funds (as defined below) are entitled to, among other things, designate two members of the board of directors of the Issuer, subject to certain ownership requirements set forth therein, (ii) the CDPQ Group is entitled to, among other things, designate one member of the board of directors of the Issuer, subject to certain ownership requirements set forth therein and (iii) WPFI is entitled to, among other things, designate two members of the board of directors of the Issuer, subject to certain ownership requirements set forth therein, and (b) the Reporting Persons are entitled to, among other things, certain demand and “piggy back” registration rights which, among other things, allow affiliates of the Reporting Persons to (i) require the Issuer to qualify by prospectus in Canada all or any portion of the shares held by them for a distribution to the public and to file with the SEC a U.S. registration statement, and (ii) include their shares in certain public offerings undertaken by the Issuer, in each case subject to the terms set forth therein. The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is filed herewith as Exhibit 99.1 hereto.

In addition, on September 22, 2020, the Issuer entered into a Coattail Agreement (the “Coattail Agreement”) with the holders of Multiple Voting Shares and Subordinate Voting Shares, including the Reporting Persons, containing provisions customary for a dual class, Toronto Stock Exchange listed corporation designed to prevent transactions that otherwise would deprive the holders of Multiple Voting Shares and Subordinate Voting Shares of rights under certain take-over bid provisions of applicable Canadian securities legislation. The foregoing description of the Coattail Agreement is qualified in its entirety by reference to the full text of the Coattail Agreement, a copy of which is filed herewith as Exhibit 99.2 hereto.

On April 1, 2024, the Issuer and the other party named therein entered into that certain Arrangement Agreement (the “Arrangement Agreement”) pursuant to which, among other things, through a statutory plan of arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act, the purchaser thereunder (the “Purchaser”) will acquire all of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares that are not Rollover Shares (as defined therein) for a price of US$34.00 per share in cash (the “Per Share Price”), which will be paid upon the closing of the transactions contemplated thereby. The foregoing

CUSIP No. 67079A102	SCHEDULE 13D	Page 8 of 20

description of the Arrangement Agreement is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is filed herewith as Exhibit 99.3 hereto.

Concurrently with the execution of the Arrangement Agreement, the Novacap Funds entered into that certain Support and Voting Agreement, dated as of April 1, 2024 (the “Novacap Voting Agreement”). Pursuant to and subject to the terms set forth in the Novacap Voting Agreement, the Novacap Funds (or any affiliate thereof that may become a party thereto) have agreed, to, among other things, (a) cause the Subject Securities thereof to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities in favour of the approval of the Arrangement Resolution and the Transactions and against any proposed action or agreement which would reasonably be expected to adversely affect, prevent or materially delay with the completion of the Transactions, (b) cause such Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities against any proposed action by the Issuer or any other Person in respect of any Acquisition Proposal (other than the Transactions) and any proposed action or agreement which would reasonably be expected to adversely affect, prevent or materially delay the completion of the Transactions, and (c) not, directly or indirectly, (i) Transfer or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of such Subject Securities to any Person, other than as expressly permitted thereby, including pursuant to the Arrangement Agreement or the Rollover Agreement, (ii) grant any proxies, voting instructions or power of attorney, deposit any of such Subject Securities into any voting trust or pooling arrangement, or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to such Subject Securities, other than pursuant to the Novacap Voting Agreement and any amendment thereto, (iii) convert any Multiple Voting Shares into Subordinate Voting Shares or (iv) agree to take any of the actions described in the immediately preceding clauses (i) to (iii). The Novacap Voting Agreement may be terminated under the circumstances set forth therein, including on the date the Arrangement Agreement has been terminated in accordance with its terms. Capitalized terms used in this paragraph that are not otherwise defined in this Schedule 13D shall have the meanings set forth in the Novacap Voting Agreement. The foregoing description of the Novacap Voting Agreement is qualified in its entirety by reference to the full text of the Novacap Voting Agreement, a copy of which is attached as Exhibit 99.4 hereto.

Concurrently with the execution of the Arrangement Agreement, CDPQ entered into that certain Support and Voting Agreement, dated as of April 1, 2024 (the “CDPQ Voting Agreement”). Pursuant to and subject to the terms set forth in the CDPQ Voting Agreement, CDPQ has agreed, to, among other things, (a) cause the Subject Securities thereof to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities in favour of the approval of the Arrangement Resolution and the Transactions and against any proposed action or agreement which would reasonably be expected to adversely affect, prevent or materially delay with the completion of the Transactions, (b) cause such Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities against any proposed action by the Issuer or any other Person in respect of any Acquisition Proposal (other than the Transactions) and any proposed action or agreement which would reasonably be expected to adversely affect, prevent or materially delay the completion of the Transactions, and (c) not, directly or indirectly, (i) Transfer or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of such Subject Securities to any Person, other than as expressly permitted thereby, including pursuant to the Arrangement Agreement or the Rollover Agreement, (ii) grant any proxies, voting instructions or power of attorney, deposit any of such Subject Securities into any voting trust or pooling arrangement, or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to such Subject Securities, other than pursuant to the CDPQ Voting Agreement and any amendment thereto, (iii) convert any Multiple Voting Shares into Subordinate Voting Shares or (iv) agree to take any of the actions described in the immediately preceding clauses (i) to (iii). The CDPQ Voting Agreement may be terminated under the circumstances set forth therein, including on the date the Arrangement Agreement has been terminated in accordance with its terms. Capitalized terms used in this paragraph that are not otherwise defined in this Schedule 13D shall have the meanings set forth in the CDPQ Voting Agreement. The foregoing description of the CDPQ Voting Agreement is qualified in its entirety by reference to the full text of the CDPQ Voting Agreement, a copy of the English translation of which is attached as Exhibit 99.5 hereto.

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Concurrently with the execution of the Arrangement Agreement, WPFI and Mr. Fayer entered into that certain Support and Voting Agreement, dated as of April 1, 2024 (the “WPFI Voting Agreement” and together with the Novacap Voting Agreement and CDPQ Voting Agreement, the “Voting Agreements”). Pursuant to and subject to the terms set forth in the WPFI Voting Agreement, WPFI and Mr. Fayer have agreed, to, among other things, (a) cause the Subject Securities thereof to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) such Subject Securities in favour of the approval of the Arrangement Resolution and the Transactions and against any proposed action or agreement which would reasonably be expected to adversely affect, prevent or materially delay with the completion of the Transactions, (b) cause such Subject Securities to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities against any proposed action by the Issuer or any other Person in respect of any Acquisition Proposal (other than the Transactions) and any proposed action or agreement which would reasonably be expected to adversely affect, prevent or materially delay the completion of the Transactions, and (c) not, directly or indirectly, (i) Transfer or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of such Subject Securities to any Person, other than as expressly permitted thereby, including pursuant to the Arrangement Agreement or the Rollover Agreement, (ii) grant any proxies, voting instructions or power of attorney, deposit any of such Subject Securities into any voting trust or pooling arrangement, or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to such Subject Securities, other than pursuant to the WPFI Voting Agreement and any amendment thereto, (iii) convert any Multiple Voting Shares into Subordinate Voting Shares or (iv) agree to take any of the actions described in the immediately preceding clauses (i) to (iii). The WPFI Voting Agreement may be terminated under the circumstances set forth therein, including on the date the Arrangement Agreement has been terminated in accordance with its terms. Capitalized terms used in this paragraph that are not otherwise defined in this Schedule 13D shall have the meanings set forth in the WPFI Voting Agreement. The foregoing description of the WPFI Voting Agreement is qualified in its entirety by reference to the full text of the WPFI Voting Agreement, a copy of which is attached as Exhibit 99.6 hereto.

In addition, in connection with the execution of the Arrangement Agreement, the Novacap Funds entered into that certain Share Transfer Agreement, dated as of April 1, 2024 (the “Novacap Rollover Agreement”). Pursuant to the Novacap Rollover Agreement, the Novacap Funds (or any affiliate thereof that may become a party thereto) have agreed to, among other things, sell to the Purchaser all of the Shares held by the Novacap Funds in exchange for a combination of cash consideration based on the Per Share Price and shares of capital stock of the Purchaser or an affiliate thereof. Pursuant to the terms of the Novacap Rollover Agreement, upon the closing of the Transactions contemplated by the Arrangement Agreement, the Novacap Funds (or such affiliate) have agreed to “roll over” approximately 65% of their Shares and are expected to receive in aggregate approximately $363 million in cash net proceeds for the Shares sold upon the closing9. The Novacap Rollover Agreement automatically terminates upon the termination of the Arrangement Agreement. Capitalized terms used in this paragraph that are not otherwise defined in this Schedule 13D shall have the meanings set forth in the Novacap Rollover Agreement. The foregoing description of the Novacap Rollover Agreement is qualified in its entirety by reference to the full text of the Novacap Rollover Agreement, a copy of which is attached as Exhibit 99.7 hereto.

In addition, in connection with the execution of the Arrangement Agreement, CDPQ entered into that certain Share Transfer Agreement, dated as of April 1, 2024 (the “CDPQ Rollover Agreement”). Pursuant to the CDPQ Rollover Agreement, CDPQ has agreed to, among other things, sell to the Purchaser all of the Shares held by CDPQ in exchange for a combination of cash consideration based on the Per Share Price and shares of capital stock of the Purchaser or an affiliate thereof. Pursuant to the terms of the CDPQ Rollover Agreement, upon the closing of the Transactions contemplated by the Arrangement Agreement, CDPQ has agreed to "roll over" approximately 75% of its Shares and is expected to receive in aggregate approximately $150 million in cash for its Shares sold upon the closing10. The CDPQ Rollover Agreement automatically terminates upon the termination of the Arrangement Agreement. Capitalized terms used in this paragraph that are not otherwise defined in this Schedule 13D shall have the meanings set forth in the CDPQ Rollover Agreement. The foregoing description of the CDPQ Rollover Agreement is qualified in its entirety by reference to the full text of the CDPQ Rollover Agreement, a copy of which is attached as Exhibit 99.8 hereto.

In addition, in connection with the execution of the Arrangement Agreement, WPFI and Mr. Fayer entered into that certain Share Transfer and Incentive Award Exchange Agreement, dated as of April 1, 2024 (the “WPFI Rollover Agreement” and together with the Novacap Rollover Agreement and the CDPQ Rollover Agreement, the

 9 Percentages and amounts of expected cash proceeds are based on current assumed cash position and are subject to change as a result of cash generated before closing.

10 Percentages and amounts of expected cash proceeds are based on current assumed cash position and are subject to change as a result of cash generated before closing.

CUSIP No. 67079A102	SCHEDULE 13D	Page 10 of 20

“Rollover Agreements”). Pursuant to the WPFI Rollover Agreement, WPFI and Mr. Fayer have agreed to, among other things, sell to the Purchaser all of the Shares held by WPFI and Mr. Fayer in exchange for a combination of cash consideration based on the Per Share Price and shares of capital stock of the Purchaser or an affiliate thereof. Pursuant to the terms of the WPFI Rollover Agreement, upon the closing of the Transactions contemplated by the Arrangement Agreement, WPFI and Mr. Fayer have agreed to “roll over” approximately 95% of their Shares and are expected to receive in aggregate approximately $50 million in cash for their Shares sold upon the closing11. Pursuant to the WPFI Rollover Agreement, (i) the portion of each outstanding and unexercised Unvested Option registered in the name of and/or held by Mr. Fayer that is unvested immediately prior to the closing of the Transactions contemplated by the Arrangement Agreement will, pursuant to the Plan of Arrangement, be, and will be deemed to be, disposed of in exchange for an option granted by Parent to purchase from Parent a certain number of Parent Non-Voting Shares, (ii) each outstanding PSU (whether vested or unvested) registered in the name of and/or held by Mr. Fayer immediately prior to the closing of the Transactions contemplated by the Arrangement Agreement will be immediately cancelled for no consideration and (iii) for each outstanding RSU (vested and unvested) registered in the name of and/or held by Mr. Fayer immediately prior to the closing of the Transactions contemplated by the Arrangement Agreement, Parent will be substituted for the Issuer and henceforth hold all of the Issuer’s rights and be responsible for all of the Issuer’s obligations under each such RSU and each such RSU will cease to represent an interest in Subordinate Voting Shares and will instead represent an interest in a certain number of Parent Non-Voting Shares. Capitalized terms used in this paragraph that are not otherwise defined in this Schedule 13D shall have the meanings set forth in the WPFI Rollover Agreement. The WPFI Rollover Agreement automatically terminates upon the termination of the Arrangement Agreement. The foregoing description of the WPFI Rollover Agreement is qualified in its entirety by reference to the full text of the WPFI Rollover Agreement, a copy of which is attached as Exhibit 99.9 hereto.

Following completion of the Transactions contemplated by the Arrangement Agreement, it is expected that the Subordinate Voting Shares will be delisted from each of the Toronto Stock Exchange and the Nasdaq Global Select Market and that the Issuer will cease to be a reporting issuer in all applicable Canadian jurisdictions and will deregister the Subordinate Voting Shares with the SEC.

The information set forth in Items 3, 5 and 6 is incorporated herein by reference in its entirety.

Except as described above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the terms of the Arrangement Agreement, Voting Agreements, Rollover Agreements and other agreements described or referred to herein, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The aggregate number and percentage of the Multiple Voting Shares (and Subordinate Voting Shares) beneficially owned by the Reporting Persons and the number of Multiple Voting Shares (and Subordinate Voting Shares) as to which the Reporting Persons have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. As set forth in Item 2 hereof, Novacap is the general partner of certain investment funds and vehicles (the “Novacap Funds”) and WPFI is a holding company controlled by Mr. Fayer. As such, Novacap has sole voting power over 30,555,132 Multiple Voting Shares held by the Novacap Funds, CDPQ has sole voting power over 17,652,159 Multiple Voting Shares held by the CDPQ and Mr. Fayer has sole voting power over 27,857,328 Multiple Voting Shares held by WPFI and 373,991 Subordinate Voting Shares held by Mr. Fayer. The Multiple Voting Shares have ten votes per share, and the Subordinate Voting Shares have one vote per share. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. In providing the beneficial ownership information described herein, CDPQ, Novacap and Mr. Fayer have assumed that all the Multiple Voting Shares they beneficially own have been converted into Subordinate Voting Shares.

11 Percentages and amounts of expected cash proceeds are based on current assumed cash position and are subject to change as a result of cash generated before closing.

CUSIP No. 67079A102	SCHEDULE 13D	Page 11 of 20

In connection with the execution of certain of the agreements described in Item 4 above, the Reporting Persons or affiliates thereof may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act. The Reporting Persons have been advised that, as of the date hereof, (i) Novacap beneficially owns 30,555,132 Multiple Voting Shares, (ii) CDPQ beneficially owns 17,652,159 Multiple Voting Shares and (iii) Philip Fayer beneficially owns 27,857,328 Multiple Voting Shares and 373,991 Subordinate Voting Shares. Accordingly, if any such “group” is deemed to have been created, the aggregate beneficial ownership of the Subordinate Voting Shares of such “group”, including the Reporting Persons and assuming all Multiple Voting Shares were converted into Subordinate Voting Shares, is equal to 76,438,610 Subordinate Voting Shares, representing approximately 54.6% of the outstanding Subordinate Voting Shares.  Each of the Reporting Persons and its affiliates expressly disclaim the creation of any “group” and the beneficial ownership of any Multiple Voting Shares or Subordinate Voting Shares of any person other than the Shares owned by such Reporting Person or its affiliates.

(c)       Except as disclosed in this Schedule 13D, the Reporting Persons have not entered into any transactions in the Subordinate Voting Shares during the past sixty days.

(d)       Except as disclosed in this Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Multiple Voting Shares beneficially owned by the Reporting Persons (or the Subordinate Voting Shares issuable upon conversion thereof).

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Amended and Restated Investor Rights Agreement, dated as of October 4, 2021, by and among the Issuer, the affiliates of the Reporting Person identified therein, and the other parties thereto, as amended on May 20, 2021 (incorporated by reference to Exhibit 99.1 to Nuvei Corporation’s report on 6-K submitted to the SEC on November 1, 2021).
Exhibit 99.2	Coattail Agreement, dated as of September 22, 2020, by and among the Issuer, the affiliates of the Reporting Persons identified therein, and the other parties thereto.
Exhibit 99.3	Arrangement Agreement, dated April 1, 2024, by and between Neon Maple Purchaser Inc. and Nuvei Corporation (incorporated by reference to Exhibit 99.1 to Nuvei Corporation’s report on 6-K submitted to the SEC on April 2, 2024).
Exhibit 99.4	Support and Voting Agreement, dated as of April 1, 2024, by and among the affiliates of Novacap Management Inc. identified therein and the other parties thereto (incorporated by reference to Exhibit 99.3 to Nuvei Corporation’s report on 6-K submitted to the SEC on April 2, 2024).
Exhibit 99.5	English translation of Support and Voting Agreement, dated as of April 1, 2024, by and among Caisse de dépôt et placement du Québec and the other parties thereto (incorporated by reference to Exhibit 99.4 to Nuvei Corporation’s report on 6-K submitted to the SEC on April 2, 2024).

CUSIP No. 67079A102	SCHEDULE 13D	Page 12 of 20

Exhibit 99.6	Support and Voting Agreement, dated as of April 1, 2024, by and among Philip Fayer, Whiskey Papa Fox Inc. and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.2 to Nuvei Corporation’s report on 6-K submitted to the SEC on April 2, 2024).
Exhibit 99.7	Share Transfer Agreement, dated as of April 1, 2024, by and among the affiliates of Novacap Management Inc. identified therein, Neon Maple Purchaser Inc. and Neon Maple Parent Inc.
Exhibit 99.8	English translation of Share Transfer Agreement, dated as of April 1, 2024, by and among Caisse de dépôt et placement du Québec, Neon Maple Purchaser Inc. and Neon Maple Parent Inc.
Exhibit 99.9	Share Transfer and Incentive Award Exchange Agreement, dated as of April 1, 2024, by and among Whiskey Papa Fox Inc., Philip Fayer, Neon Maple Purchaser Inc. and Neon Maple Parent Inc.
Exhibit 99.10	Joint Filing Agreement, dated April 8, 2024, by and among Novacap Management Inc., Caisse de dépôt et placement du Québec, Whiskey Papa Fox Inc. and Philip Fayer.

CUSIP No. 67079A102	SCHEDULE 13D	Page 13 of 20

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2024

NOVACAP MANAGEMENT INC.

By:	/s/ Pascal Tremblay
Name:	Pascal Tremblay
Title:	President and CEO, Managing Partner

Caisse de dépôt et placement du Québec

By:	/s/ Soulef Hadjoudj
Name:	Soulef Hadjoudj
Title:	Senior Director, Legal Affairs

WHISKEY PAPA FOX INC.

By:	/s/ Philip Fayer
Name:	Philip Fayer
Title:	President & Secretary

Philip Fayer

By:	/s/ Philip Fayer

CUSIP No. 67079A102	SCHEDULE 13D	Page 14 of 20

Schedule A

Set forth below is the name, position, present principal occupation, business address and citizenship of the executive officers and directors of Novacap, and of Novacap’s control person Novacap Fund Management Inc. (“Control Person”), which is the ultimate control person of Novacap.

	Name	Position	Present Principal Occupation	Business Address	Citizenship
Executive Officers and Directors of Reporting Person
	Pascal Tremblay	Director and Officer (President and CEO, Managing Partner)	President and Chief Executive Officer, Managing Partner, TMT, Novacap Management Inc.	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian
	Jacques Foisy	Director and Officer (Chairman of the Board, Managing Partner)	Managing Partner, Industries, Novacap Management Inc.	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian
	Stéphane Blanchet	Director and Officer (Treasurer and CFO)	Chief Financial Officer, Novacap Management Inc.	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian
	Bruno Duguay	Officer (Secretary and CLO)	Chief Legal Officer, Novacap Management Inc.	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian
Executive Officers and Directors of Control Person

CUSIP No. 67079A102	SCHEDULE 13D	Page 15 of 20

Name	Position	Present Principal Occupation	Business Address	Citizenship
Jacques Foisy	Director and Officer (Chairman of Board and Managing Partner)	Chairman and Managing Partner, Industries, Novacap Management Inc.	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian
Pascal Tremblay	Director and Officer (President and Managing Partner)	President and Chief Executive Officer, Managing Partner, TMT, Novacap Management Inc.	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian
François Laflamme	Director	Senior Partner, Novacap Management Inc.	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian
Marc Paiement	Director	Senior Partner, Novacap Management Inc.	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian
Stéphane Blanchet	Director and Officer (Treasurer, CFO)	Chief Financial Officer, Novacap Management Inc.	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian
Jean-François Routhier	Director	Managing Partner, Novacap Management Inc.	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian
Ted Mocarski	Director	Senior Partner, Novacap Management Inc.	437 Madison Avenue, Suite 2802, New York, New York, USA 10022	American
Bruno Duguay	Officer (Secretary)	Chief Legal Officer, Novacap Management Inc.	3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Canadian

CUSIP No. 67079A102	SCHEDULE 13D	Page 16 of 20

Schedule B

Set forth below is the name, position, present principal occupation, business address and citizenship of the executive officers and directors of CDPQ.

Name	Business Address	Principal Occupation or Employment	Citizenship
Jean St-Gelais	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Chairman of the Board of Directors	Canadian
Jean-François Blais	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Ivana Bonnet-Zivcevic	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Serbian and French
Florence Brun-Jolicoeur	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director Senior Consultant, Strategy, Aviseo	Canadian
Alain Côté	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
René Dufresne	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director President and Chief Executive Officer, Retraite Québec	Canadian
Charles Emond	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President, Chief Executive Officer and Corporate Director	Canadian
Olga Farman	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director Managing Partner, Norton Rose Fulbright LLP	Canadian
Nelson Gentiletti	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian

CUSIP No. 67079A102	SCHEDULE 13D	Page 17 of 20

Name	Business Address	Principal Occupation or Employment	Citizenship
Lynn Jeanniot	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Maria S. Jelescu Dreyfus	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director Chief Executive Officer, Ardinall Investment Management	Romanian
Wendy Murdock	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian
Marc Tremblay	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	Canadian

CUSIP No. 67079A102	SCHEDULE 13D	Page 18 of 20

Name	Business Address	Principal Occupation or Employment	Citizenship
Pierre Beaulieu	1000, place Jean-Paul-Riopelle 4th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Digital Technology	Canadian
Marc-André Blanchard	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of CDPQ Global and Global Head of Sustainability	Canadian
Sarah-Émilie Bouchard	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Strategy, Governmental Affairs and Chief of Staff	Canadian
Ani Castonguay	1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Communications and Chief Brand Officer	Canadian
Marc Cormier	1000, place Jean-Paul-Riopelle 6th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Fixed Income	French and Canadian
Vincent Delisle	1000, place Jean-Paul-Riopelle 7th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Liquid Markets	Canadian
Rana Ghorayeb	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President and Chief Executive Officer Otéra Capital	Canadian
Ève Giard	1000, place Jean-Paul-Riopelle 5th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Talent and Performance	Canadian
Emmanuel Jaclot	1000, place Jean-Paul-Riopelle 8th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Infrastructure	French
Michel Lalande	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Legal Affairs, Compliance and Secretariat	Canadian

CUSIP No. 67079A102	SCHEDULE 13D	Page 19 of 20

Name	Business Address	Principal Occupation or Employment	Citizenship
David Latour	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Risk Officer	Canadian
Martin Longchamps	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Private Equity	Canadian
Nathalie Palladitcheff	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	President and Chief Executive Officer Ivanhoé Cambridge	French
Maarika Paul	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Financial and Operations Officer	Canadian
Kim Thomassin	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Québec	Canadian
Philippe Tremblay	1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Depositors and Total Portfolio	Canadian

CUSIP No. 67079A102	SCHEDULE 13D	Page 20 of 20

Schedule C

Set forth below is the name, position, present principal occupation, business address and citizenship of the sole executive officer and director of WPFI.

	Name	Position	Present Principal Occupation	Business Address	Citizenship
Executive Officers and Directors of Reporting Person
	Philip Fayer	President & Secretary	Chairman and Chief Executive Officer, Nuvei Corporation	345 Victoria Avenue, Suite 510 Westmount Québec H3Z 2N1	Canadian